Exhibit 99.(d)(2)

American United Life Insurance Company®

[One American Square

Indianapolis, IN  46206]

(Hereafter, referred to as “AUL”, “Company” or “We”)

ACCOUNTING BENEFIT RIDER

To inquire or to obtain information about coverage or for assistance in resolving complaints, You may contact the Company at:  [800-437-4692] or at [www.oneamerica.com].

This Rider is attached to and made a part of Your policy.  This Rider is effective as of its Policy Date. The Policy Date of this Rider is the same as the Policy Date of the policy to which it is attached unless otherwise stated on the Rider Data Page. This Rider will not change, waive, or extend any part of the policy other than as stated herein. The Rider’s provisions shall control when there is a conflict between this Rider and the policy.

Benefit — The Cash Surrender Value of the policy is enhanced during the Surrender Charge Period.  The enhancement is provided by reducing the Surrender Charge that would otherwise have been applied upon policy surrender or lapse.

Under this Rider, the enhancement in Cash Surrender Value is equal to the Surrender Charge of the policy multiplied by the applicable Accounting Benefit Surrender Charge Waiver Percentage. The Accounting Benefit Surrender Charge Waiver Percentages are shown on the Rider Data Page of the Policy.

Limitations — The benefits under this Rider are only available upon full surrender of the policy. This benefit must be chosen at the time of application. Once chosen, it is irrevocable.

Signed for American United Life Insurance Company® by,